China Finance Online Co. Limited
9th Floor of Tower C, Corporate Square
NO. 35 Financial Street, Xicheng District
Beijing 100033, China
November 4, 2011
VIA EDGAR AND FACSIMILE
Mr. Patrick Gilmore
Accounting Branch Chief
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3628

Re:	China Finance Online Co. Limited Form 20-F for the Fiscal Year Ended December 31, 2010 Filed on May 31, 2011 File No. 000-50975
Dear Mr. Gilmore:
China Finance Online Co. Limited (the “Company”, also “we”, “us”, or “our”) have hereby set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated September 15, 2011, with respect to the Company’s Form 20-F for the fiscal year ended December 31, 2010 (the “Form 20-F”). We have recited the Staff’s comments in boldface type and have added our response directly below each comment.
Form 20-F for the Fiscal Year Ended December 31, 2010
Item 3. Key Information
D. Risk factors
Risks relating to regulation of our business and to our structure, page 25
1.	We note your disclosures beginning on page 91 with regard to the share pledge agreements between you and your various VIEs. Please tell us whether these agreements have been registered with the relevant government authorities. To the extent that these agreements have not been approved or registered. then tell us how you considered including risk factor disclosures explaining that until such agreements are registered, the company may have limited recourse against the shareholders of your various VIEs should they default on their obligations.
Response: The Company respectfully advises the Staff that it will add, in future filings, the following paragraph to the risk factor on page 25, beginning with the sentence: “We primarily rely on contractual arrangements with Beijing Fuhua Innovation Technology Development Co., Ltd., or CFO Fuhua, CFO Newrand, Shanghai Chongzhi Co., Ltd., or CFO Chongzhi, CFO Chuangying, CFO Shenzhen Shangtong and CFO Qicheng, our significant PRC-incorporated affiliates, and their shareholders for our China operations, which may not be as effective in providing operational control as direct ownership.”

Patrick Gilmore
Securities and Exchange Commission
November 4, 2011

“Under the share pledge agreements described under “Item 7. Major Shareholders and Related Party Transactions”, each of Zhiwei Zhao and Jun Wang have pledged their equity interest in CFO Fuhua to CFO Beijing. According to the PRC Property Rights Law, which came into effect on October 1, 2007, such pledges will only be effective upon registration with the relevant local office for the administration for industry and commerce. We are in the process of obtaining the relevant registrations. There is no assurance that we can have these equity pledges registered successfully. Before a completed registration of the equity pledges, we cannot assure you that the effectiveness of such pledges can be recognized in PRC courts if disputes arise regarding the pledged equity interests or that our subsidiaries’ interests as pledgee will prevail over those of third parties. If the variable interest entities and their shareholders breach their respective obligations under the contractual arrangements that established our operations in China, failure to enforce pledges may leave us with fewer remedies in enforcing our contracts with our affiliated entities. In the event we are unable to enforce these contractual arrangements, we may not be able to exert effective control over our operating entities and we may be precluded from operating our business, which would have a material adverse effect on our financial condition and results of operations.”
Item 5. Operating and Financial Review and Prospects
A. Operating Results
Critical accounting policies
Stock-based compensation. page 66
2.	We note your disclosure on page F-33 that you determine expected volatility for stock options based upon the historical stock price volatility of your common stock and of listed comparable companies. Please describe and tell us how you considered disclosing the basis for using a combination of these volatilities in determining the expected volatility of your stock options including how you weight each of these categories. Refer to Question 5 of SAB Topic 14.D.1.
Response: The Company respectfully advises the Staff that the expected volatility is estimated based on the Company’s historical volatility and other three comparable listed companies’ volatilities. Each of the four types of volatilities has been equally weighted. Since the Company was listed on Nasdaq in 2004, the management has not been able to build up a sufficient history of stock price to calculate the expected volatility, so the Company chose to use the history of stock price of three comparable companies as the reference as well as its own data to calculate its expected volatility based on weighted average method. These three comparable companies chosen in the calculation are Sina, Sohu and FactSet Research Systems Inc. There have been relatively few listed companies engaged in the similar industry as the Company is. Sina and Sohu are chosen as the comparable companies because of their reputation and representative in the industry. Both Sina and Sohu were listed on Nasdaq Market in 2000 and have accumulated sufficient historical financial data. FactSet Research Systems Inc. is a local American company and it was chosen because it is a professional financial data and analytical tools company and provides similar services as the Company does.

Patrick Gilmore
Securities and Exchange Commission
November 4, 2011

Results of operations
Revenues. page 68
3.	We note your disclosure on page 43 that you had 156,000 active paying individual subscribers as of December 31, 2010. We further note that you provided some comparison data of your active paid subscribers in your Form 6-K filed on March 25, 2011. Please tell us how you considered providing comparative information and analysis in your discussion of operating results. Refer to Section III.B.1 of SEC Release No. 338350.
Response: The Company respectfully advises the Staff that we have identified and addressed in our disclosures the key variables and other qualitative and quantitative factors which are specific to and necessary for an understanding and evaluation of our business. As a technology-driven and user-focused company, we focus on key performance indicators, of which some of them are non-financial in nature. As disclosed in our Form 6-K filed on March 25, 2011, the number of active paid individual subscribers of our services was approximately 156,000 as of December 31, 2010, an increase of 32.3% from 117,900 as of December 31, 2009. We consider such increase in the number of subscribers as one of our key performance indicators. Internet portal sites and their related web applications will continue to grow in importance for China’s financial information market and we have recently taken a series of steps in reinforcing our market leading position. These measures are expected to help our websites continue to grow their user base while at the same time improve user experience and customer loyalty, and stimulates online activities. Although some of these measures might not contribute financially in the short run, as is reflected in the recent decrease in the number of active paid subscribers that is disclosed in the Form 6-Ks filed this year, we believe they are an integral part in consolidating our industry leading internet capabilities. The related disclosure on page 43 will be revised and replaced with the following, and we will continue to disclose such comparative information and analysis in the discussion of our operating results in future filings.
“Our service offerings are broadly divided into three categories: Securities Market Information, Technical Analysis and Fundamental Analysis. As of December 31, 2010, we had a total of approximately 156,000 active paying individual subscribers, representing an increase of 32.3% from 117,900 as of December 31, 2009. Active paying individual subscribers refer to registered users who subscribe to one of our fee subscription-based services offered by either www.jrj.com or www.stockstar.com by download or through mobile devices.
Internet portal sites and their related web applications will continue to grow in importance for China’s financial information market and we have taken steps in reinforcing our market leading position. These measures are expected to help our websites continue to grow their user base, improve user experience and customer loyalty, and stimulates online activities. At the same time, we continue to adopt a consistent approach focusing on product development and our financial database optimization to grow our registered and paid subscriber base and to lay the foundation for future growth.”
B. Liquidity and capital resources
Cash flows and working capital. page 73
4.	We note that you provide no discussion of cash flows from operating activities. Revise your disclosure in future filings to focus on the primary drivers and other material factors necessary to an understanding of your cash flows and the indicative value of historical cash flows. In addition, where there has been material variability in historical cash flows, your discussion should focus on the underlying reasons for the changes, including any changes in working capital items that affect operating cash flows, as well as on their reasonably likely impact on future cash flows. Refer to Section IV.B.1 of SEC Release No. 33-8350.

Patrick Gilmore
Securities and Exchange Commission
November 4, 2011

Response: In response to the Staff’s comment, the Company will add a discussion of cash flows from operating activities in our future fillings as follows:
“Net cash provided by operating activities for 2010 decreased US$11.6 million to US$4.6 million from US$16.2 million in 2009. The decrease primarily attributable to the following factors: (i) a decrease in cash receipts from the sale of services of US$2.0 million; (ii) an increase in payment for advertising and marketing expenses of US$4.3 million, due to marketing activities associated with registered user acquisition and product promotion; (iii) an increase in salary, sales bonus and social insurance charges paid to employees in amount of US$1.6 million, due to an increase in wage rate; and (iv) an increase of margin loan provided to the margin clients in our brokerage service in amount of US$3.6 million, due to higher customer demand for margin financing.”
5.	Please include disclosure in future filings regarding how earnings are transferred from your PRC subsidiary and consolidated affiliated entities to your companies that are outside of the PRC (e.g., dividend payments). In this respect, describe how earnings of the consolidated affiliated entities flow through your organizational structure as outlined on pages 55 and 56. Include in your response your proposed revised disclosure.
Response: In response to the Staff’s comment, the Company will add the below disclosure in future filings:
“We are a holding company, and our ability to pay dividends and other cash distributions to our shareholders, repay any debt we may incur and meet our other cash requirements depends solely on our ability to receive dividends and other distributions from our PRC subsidiaries and consolidated affiliated entities to our offshore affiliates and/or other contractual arrangements, more specifically:
(a)	Earnings of our PRC subsidiaries that we directly own and operate inside the PRC, which include Fortune Software (Beijing) Co., Ltd, China Finance Online (Beijing) Co., Ltd, Fortune (Beijing) Success Technology Co., Ltd, Shenzhen Genius Information Technology Co., Ltd, and StockStar Information Technology (shanghai) Co., Ltd, are transferred to us by means of dividend payments. The amount of dividends paid to us by our directly owned PRC subsidiaries depends mainly on the service fees paid to them from our consolidated affiliated entities.

(b)	Earnings of our PRC subsidiaries that we indirectly hold through an intermediary Hong Kong or British Virgin Islands company, which include Zhengning Information &Technology (shanghai) Co., Ltd, Jujin Software(Shenzhen) Co., Ltd, are transferred to us by means of dividend payments via such intermediary company. The transfer of dividend payments from such intermediary company to us is not subject to PRC taxation or other regulatory restrictions.

(c)	Earnings of the VIEs, which we exert control via a series contracts including without limitation exclusive technology consulting and management service agreement, exclusive purchase right agreement, power of attorney and pledge agreement, are first transferred in full (pre-tax) to our wholly foreign owned enterprise via such contractual arrangements.

Patrick Gilmore
Securities and Exchange Commission
November 4, 2011

However, there are restrictions under PRC laws for the payment of dividends to us by our PRC subsidiaries. For example, if our PRC subsidiaries incur debt on its own behalf, the instruments governing the debt may restrict its ability to make payments or distributions to us. Furthermore, relevant PRC laws and regulations permit payments of dividends by the PRC subsidiaries only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC laws and regulations, the PRC subsidiaries are required to set aside at least 10% of its after-tax profits based on PRC accounting standards each year to fund a statutory reserve. This reserve is not distributable as dividends until the accumulated amount of such reserve has exceeded 50.0% of its registered capital. Consequently, each of our PRC subsidiaries is restricted in its ability to transfer a portion of its net assets to us or any of our other subsidiaries in the form of dividends, loans or advances. The foregoing restrictions on the ability of the PRC subsidiaries to pay dividends to us, and the limitations on the ability of consolidated affiliated entities and our VIEs pay service fees to the PRC subsidiaries could materially and adversely limit our ability to pay dividends to holders of our ADSs.”
6.	Your disclosure on page 74 indicates that PRC laws and regulations permit dividend payments from your PRC subsidiary only out of their retained earnings as determined in accordance with PRC accounting standards and regulations. Please tell us and disclose any significant differences between retained earnings as calculated pursuant to PRC accounting standards and regulations as compared to retained earnings presented in your financial statements. In addition, we note from your risk factor disclosures on page 29 that the RMB is not freely convertible into foreign currencies, which may restrict your PRC subsidiaries and consolidated affiliated entities from remitting sufficient foreign currency to pay dividends to the company. Please revise your disclosures to explain what impact such restrictions may have on the flow of cash from your PRC entities and how this may impact your operations and liquidity. Include in your response your proposed revised disclosure. See Item 5.B.1.(b) of Form 20-F.
Response: The Company respectfully advises the Staff that there is no significant difference between retained earnings as calculated under PRC accounting standards and regulations as compared to retained earnings presented in our financial statements except for share-based compensation expense. According to new Chinese Accounting Standard (“CAS”) No. 38, with respect to equity awards to employees, the share-based compensation expense should be recorded in retained earnings for the awards whose exercisable date is on or after the effective date which is January 1, 2007. For equity awards whose exercisable date is before January 1, 2007, the share-based compensation expense was not recognized. The share-based compensation expense under PRC accounting standards and regulations is about US$3.3 million lower than that under U.S. GAAP which resulted in the retained earnings under PRC accounting standards and regulations is higher than the amount of retained earning under U.S. GAAP.
The Company respectfully advises the Staff that we will expand the disclosures and that
(1) the disclosure on page 29 will be revised and replaced with the following:

Patrick Gilmore
Securities and Exchange Commission
November 4, 2011

“Restrictions on currency exchange may limit our ability to utilize our revenues effectively.
The majority of our revenues and operating expenses are denominated in Renminbi. The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. Pursuant to the Foreign Currency Administration Rules promulgated on January 29, 1996 and amended on January 14, 1997 and various regulations issued by the Administration for Foreign Exchange (“SAFE”) and other relevant PRC government authorities, Renminbi is freely convertible only to the extent of current account items, such as trade-related receipts and payments, interest and dividends. Capital account items, such as direct equity investments, loans and repatriation of investment, require the prior approval from the SAFE or its local branch for conversion of Renminbi into a foreign currency, such as U.S. dollars, and remittance of the foreign currency outside the PRC. Shortages in the availability of foreign currency may restrict the ability of our PRC subsidiaries to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy its foreign currency-denominated obligations. Currently, each of our PRC subsidiaries and affiliates may purchase foreign exchange for settlement of “current account transactions”, including payment of dividends to us and payment of license fees and service fees to foreign licensors and service providers, without the approval of SAFE. However, approval from the SAFE or its local branch is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies.
Each of our PRC subsidiaries and affiliates may also retain foreign exchange in their current accounts to satisfy foreign exchange liabilities or to pay dividends. However, we cannot assure investors that the relevant PRC governmental authorities will not limit or eliminate our ability to purchase and retain foreign currencies in the future. If the foreign exchange control system prevents us from obtaining sufficient foreign currency to satisfy our currency demands, we may not be able to pay dividends in foreign currencies to our shareholders. Since a significant amount of our future revenues will be in the form of Renminbi, the existing and any future restrictions on currency exchange may limit our ability to utilize revenues generated in Renminbi to fund our business activities outside China, if any, or expenditures denominated in foreign currencies.
In addition, as further explained in disclosures below, each of our PRC subsidiary and affiliated consolidated entities is required to set aside at least 10% of its after-tax profit based on PRC accounting standards each year to its general reserves or statutory capital reserve fund until the accumulative amount of such reserve reaches 50% of its respective registered capital. These reserves are not distributable as cash dividends.”
(2) the disclosure on page 74 will be revised and replaced with the following:
“The PRC Enterprise Income Tax Law, or the EIT Law, provides that a maximum income tax rate of 20% may be applicable to dividends payable to non-PRC investors that are “non-resident enterprises”, to the extent such dividends are derived from sources within the PRC, and the State Council of the PRC has reduced such rate to 10% through the implementation regulations.

Patrick Gilmore
Securities and Exchange Commission
November 4, 2011

We are a Hong Kong holding company and the majority of our income is derived from dividends we receive from our PRC subsidiaries. Thus, dividends paid to us by our PRC subsidiaries may be subject to the 10% income tax if we are considered to be a “non-resident enterprise” under the EIT Law. If we are considered a PRC “resident enterprise”, it is unclear whether dividends we pay with respect to our ordinary shares, or the gain our shareholders may realize from the transfer of our ordinary shares, would be treated as income derived from sources within the PRC and be subject to PRC tax. In the event that we are required under the EIT Law to withhold PRC income tax on dividends payable to our non-PRC investors that are “non-resident enterprises”, or that a shareholder is required to pay PRC income tax on the transfer of our ordinary shares, the value of such shareholder’s investment in our ordinary shares may be materially and adversely affected.
In addition, prior to payment of dividends, pursuant to the laws applicable to the PRC Domestic Enterprises and PRC Foreign Investment Enterprises, the PRC entities must make appropriations from after-tax profit to non-distributable statutory reserve funds, including general reserve, enterprise expansion fund, and staff bonus and welfare fund. Subject to certain cumulative limits, the general reserve fund requires annual appropriations of not less than 10% of after-tax profit (as determined under accounting principles and financial regulations applicable to PRC enterprises at each year-end); the other two funds are to be made at the discretion of the board of directors. These reserve funds can only be used for specific purposes and are not distributable as cash dividends.
As a result of the above and other restrictions under PRC laws and regulations, our PRC subsidiaries and affiliates are restricted in their ability to transfer a portion of their net assets to us either in the form of dividends, loans or advances. The restricted portion amounted to approximately $74.9 million, or 70.7%, of our total consolidated net assets, as of December 31, 2010.
Even though we currently do not require any such dividends, loans or advances from our PRC subsidiaries and affiliates, we may in the future require additional cash resources from our PRC subsidiaries and affiliates due to changes in business conditions, to fund future acquisitions or developments, or merely to declare and pay dividends or distributions to our shareholders, although we currently have no intention to do so.”
Item 10. Additional Information
H. Documents on display. page 107
Other
7.	Please note that the Securities and Exchange Commission is located at 100 F St. NE, Washington, DC 20549.
Response: The Company advises the Staff that the related disclosures on page 107 will be revised and replaced with the following:
“Copies of reports and other information, when so filed, may be inspected without charge and may be obtained at prescribed rates at the public reference facilities maintained by the Securities and Exchange Commission at 100 F Street, N.E., Washington, D.C. 20549.”

Patrick Gilmore
Securities and Exchange Commission
November 4, 2011

Item 15. Controls and Procedures. page 110
8.	We note that you conduct substantially all of your operations outside the United States. In order to enhance our understanding of how you prepare your financial statements, we ask that you provide us with information that will help us answer the following questions:
•	In connection with your process to determine whether your internal control over financial reporting was effective, please describe whether and how you considered controls to address financial reporting risks that are relevant to all locations where you have operations.

•	If you have an internal audit function, please describe it and explain how, if at all, that function impacted your evaluation of your internal control over financial reporting.

•	If you maintain your books and records in accordance with U.S. GAAP, describe the controls you maintain to ensure that the activities you conduct and the transactions you consummate are recorded in accordance with U.S. GAAP.

•	If you do not maintain your books and records in accordance with U.S. GAAP, tell us what basis of accounting you use and describe the process you go through to convert your books and records to U.S. GAAP for SEC reporting. Describe the controls you maintain to ensure that you have made all necessary and appropriate adjustments in your conversions and disclosures.
Response:
i.	In connection with your process to determine whether your internal control over financial reporting was effective, please describe whether and how you considered controls to address financial reporting risks that are relevant to all locations where you have operations.
The Company respectfully advises the Staff that all of the Company’s operating entities are located in the following cities in China: Shenzhen, Shanghai, Beijing and Hong Kong. The Company is headquartered in Beijing. The local finance team of each operating entity prepare the book keeping and journal entries booking separately according to the Company’s unified U.S. GAAP accounting manual and internal controls protocol. The local finance manager of each location is responsible for reviewing the financial information to ensure all transactions are recorded in accordance with the guidance set out in the unified accounting manual and implement the internal control procedures as documented in the Procedural Manual. In addition, all of the consolidation and reporting functions are centralized at the headquarter level through finance team in Beijing, who have authorized access to the system, review the financial information of each location to ensure they are prepared in accordance with U.S. GAAP.
The Company has established and maintained its internal control over financial reporting (“ICFR”) according to the framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), which includes five key components: control environment, risk assessment, control activities, information and communication and monitoring. ICFR is a process designed to provide reasonable assurance regarding the reliability of financial statements in conformity with U.S. GAAP and include policies and procedures relevant to both entity-level controls and application controls.

Patrick Gilmore
Securities and Exchange Commission
November 4, 2011

Control environment
The Company has adopted a Code of Business Conduct and Ethics for all employees in all operating locations with respect to acceptable business practices, conflicts of interest and standards of ethical behaviour. Understanding the code of Business Conduct and Ethics is a part of new-hire orientation program and all new employees are required to sign an acknowledgement that they have read and understood the Code of Business Conduct and Ethics. This signed acknowledgement is retained in the employee’s file and maintained by the Company’s human resources department. In addition, the code of Business Conduct and Ethics is published on the Company intranet which allows the employees to refer to it at any time. In addition, punishment and sanction for violation of code of conducts are specified in the employee handbook.
The Company’s audit committee exercises oversight responsibility over the Company’s financial reporting and internal control process. In particular, audit committee conference call are held in advance of each quarterly earnings release, as well as the filing of the Annual Report on Form 20-F with the SEC to: (1) discuss the Company’s business developments and financials of each quarter; (2) evaluate the Company’s ICFR based on the quarterly presentation and annual reports prepared by the Company’s internal auditor on their status and findings of his work performed in relation to the Company’s ICFR; and (3) review the quarterly earnings release or annual report. The Company’s CFO, internal auditor and external auditors all attend the audit committee meetings quarterly.
In addition, the Company has established certain whistle blowing procedures, including setting an e-mail account (antifraud@jrj.com.cn)which address to the audit committee chairman, Mr. Kheng Nam Lee, for receiving any complaints and allegations for potential fraud. The e-mail account is checked by Mr. Kheng Nam Lee on weekly basis. Furthermore, employees can also report to the audit committee directly for any identified fraud and violation of Company regulations.
Risk Assessment
Risks relevant to the financial reporting objectives of the Company include risks of material misstatement in significant accounts and related potential errors in the Company’s financial statements or other public disclosures. The Company has policies and procedures in place to ensure timely and proper identification of business risks relevant to financial reporting objectives. Based on the risk assessment, the Company’s internal audit manager, director of finance, CFO and CEO will construct internal control assessment plan annually in each July or August.
Management establishes business plans and budgets with realistic goals, and incentives for achievement of plans are balanced with an emphasis on accurate operating results and financial reporting. Management has established a process to review and update entity-wide strategic plans and objectives on semi-annually basis.

Patrick Gilmore
Securities and Exchange Commission
November 4, 2011

For avoidance of risks arising from external factors, such as incompliance with taxation regulations and accounting standards, for example, unawareness of the new issuance of tax laws and updates of accounting standards, the Company’s financial department and legal department keeps updates on new law and changes in regulation by consulting with its external legal counsel. In addition, the financial reporting manager searches the new law and regulation changes on the website of Chinese finance and tax government, FASB and SEC weekly and reports to director of finance and CFO about the regulations impact on the Company. CFO, director of finance, financial reporting manager and local finance manager of each location hold a meeting to discuss the impact of the new law and regulations as well as to determine the impact of the accounting treatments on the financial information. For internal risks, such as lack of relevant approval and mistake in accounting record, the Company complies with the control activities as documented in the Company’s procedural manual and conducts risk assessment regarding primary control process.
Control Activities
Control Activities are designed based on the entity’s risk assessment, and are put in place in all levels of operating entities to reasonably assure that management’ objectives are achieved. The Company has six cycles of control procedures to cover all business activities and other risk areas, which are: (1) financial reporting and disclosure process; (2) expenditure; (3) fixed assets; (4) revenue; (5) payroll and personnel; and (6) treasury. Each of these control procedures is applied to all operating entities at each location to ensure the unity and integrity of their operations. For the mentioned cycles, the Company also designed control activities such as authorization, approval, review and segregation of duties.
To ensure the financial data is prepared in accordance with U.S. GAAP, all the accounting records for each operating entity are prepared according to the U.S. GAAP Accounting Manual of the Company, and reviewed by their local finance managers. In addition, each of the finance team of operating entities at all locations is required to follow the checklist for their monthly closing process. The Company’s reporting department at the headquarter then complete consolidation process based on the information provided by each location. In addition, the financial reporting manager then review the consolidated financial information based on the U.S. GAAP financial reporting and disclosure checklist. This checklist is also used to provide guidance and to facilitate the preparation of financial statements in accordance with U.S. GAAP and it is maintained and updated by financial reporting manager annually. The quarterly earnings release and the annual report on Form 20-F are reviewed by the Company’s CFO and CEO, audit committee and the board of directors before being released to the public.
Information and Communication
Except for the operating entities located in Hong Kong, all the operating entities of the company use a widely recognized financial software UFSoft, which has been slightly customized, to gather and assemble the financial information. The authorized finance personnel at the headquarter has remote access to log-in the financial system of Hong Kong entities which use AFE system. The Company has implemented general information technology environment controls and application controls to ensure system stability and the accuracy and validity of financial information generated by UFSoft and AFE systems. The Company’s financial reporting team located in Beijing, with authorized access, is able to access and review the financial records of each operating entity to ensure the financial information to be consistent with the U.S. GAAP.
Procedures are in place to provide assurance that relevant information is identified, captured, processed, and reported by information systems in an appropriate and timely fashion.

Patrick Gilmore
Securities and Exchange Commission
November 4, 2011

Financial Reporting Department at headquarter is responsible for the monitoring of standards, policies and provisions changes or updates in relation to U.S. GAAP by external training and searching the new laws and regulation on the website of Chinese finance and tax government, FASB and SEC , and then update accounting manual accordingly. The revised accounting manual is approved by the CFO before releasing to the finance team of each operating entity and headquarter.
The CEO, CFO and head of departments, including VPs hold weekly status meeting to discuss the operation and financial results and other business issues of the Company. The Financial Department and Financial Reporting Department then send the Company’s financial information including daily sales report and monthly consolidated management account, to CFO on daily and monthly basis.
Monitoring
Monitoring is a process that assesses the internal control performance over time. In particular, the management assesses the design and effectiveness of controls on an annual basis and takes necessary corrective actions for changes in conditions. The Company accomplishes the monitoring of controls through ongoing monitoring procedures, evaluation or a combination of the two. The Company maintains a control approval matrix, and a signature checklist to ensure that all the approval is authorized and in accordance with the Company’s policy. The Company has also established an internal audit department that reviews the internal controls of the Company and its operating entities on a regular basis and reports directly to the audit committee. The internal audit department annually performs tests on the design and implementation of the control policies and procedures set out in the narrative and the risk control matrix in each operating entity in accordance with the testing plan designed by internal audit department.
The internal auditor conducts testing on the effectiveness of control activities and such results will be utilized by the management to facilitate their assessment of the Company’s ICFR. The internal audit department will communicate with the audit committee and management of the Company on any identified deficiency, and retests the remediation controls implemented by the management team, if any. Such findings and the relevant responses/remediation actions by the management are reported to the audit committee on a timely and regular basis. For disclosure relating to the qualification of internal audit department please refer to comment 9.
ii.	If you have an internal audit function, please describe it and explain how, if at all, that function impacted your evaluation of your internal control over financial reporting.
The Company’s internal audit function, which reports directly to the audit committee, was established in 2007. The internal auditor possesses and retains full, free and unrestricted access to all company activities, information, records, personnel and physical properties relevant to the performance of audits and investigations of fraud, potential fraud or other risk assessments.
Responsibilities of internal audit function include the following:
1)	Ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act:

Patrick Gilmore
Securities and Exchange Commission
November 4, 2011

a.	preparing and updating the narratives and flow charts for (i) business lines and other functions, (ii) laws and regulations, (iii) human resource, (iv) financial reporting and (v) general information system;

b.	identifying key controls of each business cycle and completing and updating the control matrix during interim test and annual test;

c.	performing testing on internal controls, completing testing documentation and identifying control deficiencies at the Company’s headquarter and operating entities at different locations;

d.	communicating control deficiencies with relevant personnel (including process owners, management, the audit committee and board of directors) at quarterly and annual audit committee’s meetings or board of directors’ meetings, proposing remediation plans and checking the implementation of remediation plans; and

e.	communicating and cooperating with the Company’s external auditors in their interim and annual audits.
2)	Others:
a.	making recommendations on improving and optimizing the internal control policies and procedures to meeting the needs of the Company’s operations and development and supervising the implementation of such policies and procedures.
The Company’s internal audit function has been operating effectively with frequent and direct report to the Company’s Audit Committee. With an independent internal audit function, the Company believes that its ICFR is effectively monitored and implemented across the Company. The Company’s management utilizes the work performed by the internal audit department to complete their assessment of the effectiveness of the Company’s ICFR on an annual basis.
iii.	If you maintain your books and records in accordance with U.S. GAAP, describe the controls you maintain to ensure that the activities you conduct and the transactions you consummate are recorded in accordance with U.S. GAAP.
If you do not maintain your books and records in accordance with U.S. GAAP, tell us what basis of accounting you use and describe the process you go through to convert your books and records to U.S. GAAP for SEC Filing. Describe your controls you maintain to ensure that you have made all necessary and appropriate adjustments in your conversions and disclosures.
The Company has established the following controls in place to ensure that the activities it conducts and the transactions it consummates are recorded in accordance with U.S. GAAP:
a.	Based on the nature of its business, the Company has established accounting policies under U.S. GAAP for the purpose of preparing consolidated financial statements under U.S. GAAP. In particular, an accounting manual has been formulated in accordance with U.S. GAAP, which sets forth guidance on the accounting policies, accounting treatments and accounting procedures for regular and unusual transactions. The accounting manual under U.S. GAAP is reviewed on a regular basis by the Company’s financial reporting manager.

Patrick Gilmore
Securities and Exchange Commission
November 4, 2011

b.	The Company’s accounting and finance staff at each operating entity prepare accounting entries for transactions occurred in accordance with the Company’s accounting manual described above. Each operating entity in the same location has the unified checklist for their monthly closing process which was maintained by their finance manager. The local finance manager of each location, as well as the financial reporting manager at the Company’s headquarter, will review the journal entries and conduct quality control on the appropriateness of the accounting treatments. Besides the routine business transactions, if there are any new business transactions need to be dealt with, the financial reporting manager will obtain the details from relevant departments and consider the application for U.S. GAAP accounting treatment.

c.	The Company’s reporting department at headquarters complete consolidation process. The consolidated financial statements under U.S. GAAP are reviewed on a regular basis by the Company’s director of finance and CFO.

d.	The Company’s operating results, earnings releases and annual report are reviewed by the CEO, CFO, director of finance, financial reporting manager, as well as the audit committee and board of directors, prior to their public release.
9.	We would like to understand more about the background of the people who are primarily responsible for preparing and supervising the preparation of your financial statements and evaluating the effectiveness of your internal control over financial reporting and their knowledge of U.S. GAAP and SEC rules and regulations. Do not identify people by name, but for each person, please tell us:
•	what role he or she takes in preparing your financial statements and evaluating the effectiveness of your internal control;

•	what relevant education and ongoing training he or she has had relating to U.S. GAAP;

•	the nature of his or her contractual or other relationship to you;

•	whether he or she holds and maintains any professional designations such as Certified Public Accountant (U.S.) or Certified Management Accountant; and

•	about his or her professional experience, including experience in preparing and/or auditing financial statements prepared in accordance with U.S. GAAP and evaluating effectiveness of internal control over financial reporting.
Response: The Company advised Staff that it has built an effective accounting and finance team that is involved in its financial reporting. All the Company’s senior financial personnel have relevant education and experience in financial reporting. Most of the members in our financial reporting team have been involved in U.S. GAAP reporting for more than five years. The Company’s CFO, supported by director of finance and financial reporting manager, leads the overall accounting and financial functions which includes SEC compliance and the effectiveness of its ICFR. The structure of the Company’s accounting and finance team, as well as their respective roles and title, educational background, ongoing training and experiences are described below:

Patrick Gilmore
Securities and Exchange Commission
November 4, 2011

1. Chief Financial Officer (the “CFO”)
a.	Responsibilities: CFO’s responsibilities are to (i) supervise the accounting and finance teams of the Company, (ii) conduct the review of the Company’s financial statements to ensure that transactions are recorded according to the Company’s accounting manual and accounting policies, (iii) review the regular reports prepared by the internal audit department on the effectiveness of the Company’s ICFR and monitoring of the progress of remedial actions taken when any deficiency is identified, (iv) take ultimate responsibility over financial reporting and the effectiveness of the Company’s ICFR, and (v) take responsibility for investor relations and corporate legal issues.

b.	Education: Master of Economics in Accounting from Beijing Technology and Business University; MBA from New York University’s Leonard N. Stern School of Business

c.	Professional designation: Certified Management Accountant and Chartered Financial Analyst

d.	Professional experience: The CFO has over fourteen years of experience in preparing and working with financial statements prepared in accordance with U.S. GAAP. He has strong international experiences in accounting, investment analysis, treasury, finance, compliance and tax, and has knowledge of U.S. GAAP, IFRS, as well as accounting rules in mainland China and Hong Kong. The details of the CFO’s experience are set forth below:
From 1997 to 2002, the CFO worked at Deloitte Touche Tohmatsu in Beijing (“Deloitte Beijing”), London and New York, where he provided consulting services, including financial reporting analysis, cash-flow management and operating cost analysis. These services include performing financial, tax and business due diligence for multinational companies (“MNC”) and analysing and identifying optimal business and financial structures for over 40 MNC to facilitate their investments in China. While at Deloitte London and New York offices, he provided merger and acquisition (“M&A”) advisory services for leading European companies and financial institution in North American and Europe. He attained the level of manager at Deloitte in 1999.
From 2002 to 2005, the CFO was the president of Miracle Professional Services that is a consulting firm which provide strategic and financial consulting service including M&A advisory services, valuation and financial analysis.
From 2005 to 2006, the CFO became a senior manager of Deloitte Beijing and provided M&A and tax planning strategies advisory services to U.S. listed issuers and private companies that were preparing for IPOs in the United States, include DreamWorks, DaimlerChrysler, Ericsson, Origin, Xinwei, Vimicro, Datang Mobile, CNOOC, PetroChina, etc.
Since joining the Company in 2006, the CFO has supervised the preparation of the Company’s financial statement in accordance U.S. GAAP and the preparation of the Company’s annual reports on Form 20-F, and managed the maintenance of effective ICFR. In particular, he regularly reviews the Company’s financial statements prepared by the Company’s financial reporting manager. As the head of the accounting and finance team, the CFO leads the financial analysis and discussion and provides guidance and conclusion on all material accounting issues relating to the Company’s financial statements. The CFO also has led the Company’s financial team in setting up a good foundation for the Company’s financial reporting and ICFR about five years.

Patrick Gilmore
Securities and Exchange Commission
November 4, 2011

The CFO regularly receives and reads the newsletters from “Defining Issues” of KPMG, a periodic newsletter issued by the Department of Professional Practice of US member firm of KPMG International to explore current developments in financial accounting and reporting on U.S. GAAP. In addition, the CFO obtains quarterly updates on U.S. GAAP and related SEC rules and regulations from the director of finance and financial reporting manager based on the information they received while attending the quarterly seminars on U.S. GAAP conducted by “Big Four”.
2. Director of Finance
a.	Responsibilities: the responsibilities of director of finance are to: (i) assist the CFO on accounting and financial reporting matters, (ii) lead the finance team in preparation of financial statement under U.S. GAAP, and (iii) maintain the effectiveness of internal control policies and procedures.

b.	Education: MBA from Tsinghua University

c.	Professional designation: A member of the Chartered Institute of Management Accountants (“CIMA”) in the United Kingdom and Advanced Diploma in Management Accounting of Chartered Institute of Management Accountants.

d.	Professional experience: The Company’s director of finance has been working for this company in his current capacity for approximately five years, and had accumulated experiences in financial process and accounting from his last position of a senior auditor in a “Big Four” public accounting firm for two years. He gained his knowledge and experience in the U.S. GAAP and SEC reporting through his past five years’ experience in the Company. The primary responsibilities of preparing financial statements under U.S. GAAP in connection with the Company’s 20-F filing had provided him with hands-on U.S. GAAP financial reporting experience. During the course of his career with the Company, the director of finance has been involved with important decisions relating to the Company’s accounting, including (i) establishing company accounting policies, (ii) determining the appropriate accounting treatment for significant transactions (such as business acquisitions and issuance of financial instruments), (iii) updating the Company’s internal control system and (iv) recruiting and evaluating accounting personnel.
3. Financial Reporting Manager
a.	Responsibilities: the responsibilities of the financial reporting manager are to: (i) prepare financial statements under U. S. GAAP, (ii) conduct research on accounting issues under U.S. GAAP, (iii) review unusual transactions and (iv) provide training to internal accounting team when needed.

b.	Education: Bachelor degree in Management from Nankai University, PRC

c.	Professional designation: Certified Accountants of China (CICPA), Hong Kong Certified Public Accountants (HKICPA)

Patrick Gilmore
Securities and Exchange Commission
November 4, 2011

d.	Professional experience: The Company’s financial reporting manager has been responsible for financial reporting and compliance in the company for more than four years. Before joined the company, he gained his first professional experience by working in two domestic accounting firms for more than three years, through which he had accounting knowledge. When he joined the company in early 2007, he was responsible for consolidation and internal control. From 2009, he was promoted to financial reporting manager and responsible for review of report. During the past four plus years’ experience in the Company, he gained his knowledge and experience in the U.S. GAAP and SEC reporting.
The director of finance and financial reporting manager keep their knowledge of U.S. GAAP and SEC rules and regulations current by (i) regularly receiving and read newsletters from “Defining Issues” of KPMG, a periodic newsletter issued by the Department of Professional Practice of US member firm of KPMG International to explore current developments in financial accounting and reporting on U.S. GAAP; and (ii) attending seminars and training sessions conducted by “Big Four” on U.S. GAAP and SEC rules and regulations four times a year. Typically, the quarterly seminar covers the following topics: (a) updates on U.S. GAAP and SEC rules and regulations during the quarter, (b) common accounting and reporting issues identified during reviews and audits of financial statements, (c) SEC review focus based on SEC comments recently received, (d) implementation guidance on newly issued accounting standards and (e) knowledge in areas related to accounting, such as, for example, valuation and taxation. The quarterly seminar is generally between three to four hours in duration. The financial reporting manager will offer internal trainings and updates on U.S. GAAP and SEC regulations on quarterly basis to the other financial staff in the Company.
4. Internal audit manager
a.	Responsibilities: the internal audit manager’s responsibilities are to prepare and update the narratives and flow charts for the Company’s main business processes, identify the key controls of the Company’s control procedures, complete the control matrix, perform testing on key controls (including completing the related documentation and finding out any control weakness), communicate with the related personnel, propose remedial measures, and supervise such remediation, coordinate and supervise the compliance of Section 404 of the Sarbanes-Oxley Act in every department and directly report to the Audit Committee.

b.	Education: Bachelor of Business Administration, University of Abertay Dundee

c.	Professional designation: A member of Association of Chartered Certified Accountants (“ACCA”)

d.	Professional experience: The internal audit manager started his career in the company in 2010. Before joining the company, he worked at a local audit firm in China for three years from 2008 to 2010 up till senior position. He is a member of ACCA, for which, the examination for Financial Accounting and Financial Reporting is based on International Financial Reporting Standards (“IFRS”).
The internal audit manager acquires his knowledge of U.S. GAAP and SEC rules and regulations by attending the quarterly seminar from “Big Four” public accounting firm.

Patrick Gilmore
Securities and Exchange Commission
November 4, 2011

5. Former Internal audit manager
The Company’s former internal audit manager, who served in that position from May 2009 to May 2010, is a U.S. CPA license holder and has a master degree in Computer Science and MBA at the University of North Dakota, and also has minor in advanced accounting courses as a supplementary of MBA degree. Before joining the company, he worked at Assurance Consulting 3, Inc. in the U.S. from November 2007 to January 2009. He mainly engaged in providing Section 404 of the Sarbanes-Oxley Act consulting and internal audit service to the U.S. listed companies in Minnesota. During January 2007 and November 2007,  he worked at Deloitte &Touche LLP as an audit assistant and engaged in the audit of annual financial statements and post-retirement pension plan.
The former internal audit manager had knowledge and experience in U.S. GAAP, SEC rules and regulations as well as ICFR, and contributed to the formulation and updates of the Company’s U.S. GAAP accounting manual, and the policies and procedures of financial closing and reporting.
10.	If you retain an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, please tell us:
•	the name and address of the accounting firm or organization;

•	the qualifications of their employees who perform the services for your company;

•	how and why they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;

•	how many hours they spent last year performing these services for you; and

•	the total amount of fees you paid to each accounting firm or organization in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.
Response: The Company advises the Staff that since 2007, the Company has not engaged any external accounting firm or other similar organization to prepare our financial statement or evaluate our ICFR.
In 2007, the Company engaged Protiviti Shanghai Co., Ltd (“Protiviti”) which located at 37 F Huai Hai Plaza No. 1045 Huai Hai Zhong Road Shanghai, China to assist the Company in identifying key controls of revenue cycles and financial reporting and closing process and performing testing on key controls for certain significant subsidiaries or VIEs and VIEs’ subsidiaries as part of the Company’s readiness project with respect to its implementation of Section 404 of the Sarbanes-Oxley Act. Protiviti is a global consulting firm that dedicates exclusively to risk consulting and internal audit. Protiviti assigned professionals with knowledge and experience on ICFR, and these professionals spent more than 600 hours during that period. The total consulting fees paid was US$ 300,000. Other than engaging Protiviti in 2007, the Company does not engage external consultants in assisting its U.S. GAAP compliance work and preparation of financial statements. Instead, the Company relies on its own internal resources to perform all tasks for the preparation of the U.S. GAAP financial statements and the evaluation of its ICFR. The Company also notes that:

Patrick Gilmore
Securities and Exchange Commission
November 4, 2011

(i)	before engaging any external consultant, the Company’s accounting and finance team must first determine that the external consultant has the requisite U.S. GAAP knowledge; and

(ii)	the consultant’s work is used solely to supplement the internal control readiness conducted by the Company’s internal audit team, and all conclusions and determinations are decided by the Company’s management.
Financial reporting manager and internal audit manager monitored Protiviti’s work and Protiviti’s results and memorandum was reviewed by the CFO and the director of finance. The Company ultimately made its own judgment and drew its own conclusion with respect to the Company’s internal control readiness and assessment.
11.	If you retain individuals who are not your employees and are not employed by an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, do not provide us with their names, but please tell us:
•	why you believe they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;

•	how many hours they spent last year performing these services for you; and

•	the total amount of fees you paid to each individual in connection with the preparation of your financial statements and in connection with the evaluation of internal control of financial reporting for the most recent fiscal year end.
Response: The Company respectfully advises the Staff that the Company did not retain individuals who are not the Company’s employees and are not employed by an accounting firm or other similar organization to prepare its financial statements or evaluate its ICFR.
12.	We note that you have identified an audit committee expert on page 112. Please describe the audit committee expert’s qualifications, including their knowledge of U.S. GAAP and internal control over financial reporting.
Response: The Company respectfully advises the Staff that Mr. Kheng Nam Lee served on the audit committee of a Nasdaq listed company, and accordingly has experience dealing with U.S. GAAP and ICFR. His other experiences in related fields also help strengthen his financial expertise. More specifically, Mr. Lee is presently a Venture Partner of GGV Capital. At the same time he is Chairman of Advantec Pte Ltd, an investment holding company. For more than 23 years, Mr. Lee has been in leading positions in several capital investment companies that invest in many international companies in various industries. After having evaluated numerous growth stage investment opportunities over the years, Mr. Lee has accumulated experience in analyzing the financial position of companies. Besides the Company, Mr. Lee serves as a Director of U. S. listed companies, Creative Technology Ltd (“Creative”) and BCD Semiconductor Manufacturing Ltd (“BCD”). He is a member of the Audit and Compensation Committees of Creative where he has served as

Patrick Gilmore
Securities and Exchange Commission
November 4, 2011

Chairman of the Audit Committee since 1992. Creative was listed on Nasdaq from 1992 until it terminated its SEC registration in May 2009. However, it continues to remain listed on the Singapore Stock Exchange. Since August 2010 Mr. Lee also sits on the Audit Committee and Compensation Committees of BCD, a company listed on Nasdaq from January 2011. He has reviewed financial statements prepared in accordance with the U.S. GAAP as well as annual reports on Form 20-F. Mr. Lee holds a Bachelor of Science degree in mechanical engineering, with first class honors, from Queen’s University, Canada and a Master of Science degree in operations research and systems analysis from the U.S. Naval Postgraduate School. Mr. Lee also got a diploma in Business Administration, University of Singapore. The diploma in business administration course entailed accounting and management subjects.
Disclosure Controls and Procedures. page 110
13.	You disclose that your CEO and CFO concluded that, as of the end of your 2010 fiscal year, your disclosure controls and procedures were effective in “recording, processing, summarizing and reporting, on a timely basis, information required to be disclosed by [you] in the reports that [you] file or submit under the Exchange Act.” This effectiveness conclusion is stated in terms that are more limited than the full definition of “disclosure controls and procedures” contained in Exchange Act Rule 13a-15(e). Please confirm, if true, that your CEO and CFO concluded that your disclosure controls and procedures are also effective in “ensuring that information required to be disclosed in the reports that the company files or submits under the Exchange Act is accumulated and communicated to management, as appropriate, to allow timely decisions regarding required disclosure.” In future filings, to the extent you include a definition of disclosure controls and procedures in management’s conclusion on effectiveness, please include the entire definition as set forth in the referenced rule.
Response: The Company advises the Staff that it confirms that the conclusion regarding effectiveness is based on the full definition of disclosure controls and procedures set forth in the applicable rules. The Company respectfully advises the Staff that the related disclosure on page 110 will be revised and replaced with the following:
“Our management, with the participation of Zhiwei Zhao, our CEO, and Jun Wang, our CFO, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended, or Exchange Act, as of the end of the fiscal year covered by this report. Based on such evaluation, our CEO and CFO have concluded that, as of the end of the fiscal year covered by this report, our controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Act (15 U.S.C. 78a et seq.), which include without limitation, disclosure controls and procedures as accumulated and communicated to the management, including our CEO and CFO, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure, were effective in recording, processing, summarizing and reporting, within the time periods specified in the Commission’s rules and forms, information required to be disclosed by us in the reports that we file or submit under the Exchange Act.”

Patrick Gilmore
Securities and Exchange Commission
November 4, 2011

Item 18. Financial Statements
Consolidated Statements of Cash Flows. page F-6
14.	Please explain to us how you determined the classification of cash flows related to your restricted cash balances and refer to the authoritative literature that supports that classification. As part of your response, explain to us what consideration you gave to classifying the change in restricted cash as a financing cash flow considering that the restricted cash, as discussed on page 73, relates to the guarantee of credit.
Response: The Company advises the Staff that restricted cash of the Company represents the security deposit for the credit standby letter issued by China Merchants Bank Company Limited Shenzhen Branch Shenzhen Branch in favour of Hong Kong Wing Lung Bank, guaranteeing a short-term loan borrowed by Hong Kong Genius Information Technology Co., Ltd., a subsidiary of the Company. There was one-year restriction period. The change in restricted cash balance is recorded as an investing cash flow. According to ASC 230-10-45,restricted cash represents an investment. The owner of a restricted cash account contractually limited its ability to withdraw funds at any time; accordingly, a balance on deposit in a restricted cash account is the equivalent of an investment which return of principal requires the satisfaction of conditions rather than a mere withdrawal demand. The restricted cash amount will be remitted back to the Company’s account and the Company is entitled to receive the interest. Therefore, the deposits and withdrawals of principal balances in restricted cash accounts represent the creation or return of investment, which generally should be presented as investing activities in the statement of cash flows.
Note 1 — Organization and Principal Activities, page F-7
15.	We note your disclosure on page F-8 regarding the contractual arrangements between the Group and the VIEs. Please revise your disclosure in future filings to provide additional details including, but not limited to, the contractual term of each contract, whether each contract is renewable including which party has the renewal rights and whether any party has a right to terminate the contract. Also, tell us how you consider the pending maturities of your various contractual arrangements and the terms for renewal when determining whether consolidation of the VIEs is still appropriate.
Response: The Company respectfully advises the Staff that the contractual terms of these contracts are perpetual, or, ten or twenty years with automatic renewal upon expiration of each such term. Most of these contracts can be terminated by and only by the Company’s WOFE (as defined below) that is a party to each such contract. The Company currently does not intend that any of these contractual arrangements be terminated. The Company will expand the disclosures in the notes to the financial statements on page F-8 in future fillings as follows:
To provide the Company effective control over and ability to receive substantially all of the economic benefits of its VIEs, the Company’s wholly owned subsidiaries including CFO Beijing, CFO Software and CFO success (collectively, the “WOFEs” and each a “WOFE”) have entered into a series of contractual arrangements with the VIEs, which include CFO Fuhua, CFO Chongzhi, CFO Qicheng, CFO Chuangying, CFO Newrand and CFO Shenzhen Shangtong.

Patrick Gilmore
Securities and Exchange Commission
November 4, 2011

Exclusive technology consulting and management service agreement
Pursuant to a series of technology support and service agreements, the WOFEs retain exclusive right to provide the VIEs and their subsidiaries technology support and consulting services and exclusive management consulting service. As a result of these services, the WOFEs are entitled to charge the VIEs and their subsidiaries annual service fees. The terms of the strategic consulting services agreement, the technical support services agreement and the operating support services agreement are twenty, ten and ten years, respectively, and these agreements will be automatically renewed on applicable expiration dates, unless the contracting WOFE informs the corresponding VIE its intention to terminate such contract one month prior to the applicable expiration date. Notwithstanding the foregoing, none of the parties has a right to terminate the service contracts. The principal services agreements that the WOFEs have entered into with VIEs include:
•	strategic consulting services agreement, pursuant to which the amount of the fee to be charged is 30% of each VIE’s income before tax;

•	technical support services agreement, pursuant to which the amount of the fee to be charged is 30% of each VIE’s income before tax; and

•	operating support services agreement, pursuant to which the amount of the fee to be charged is 40% of each VIE’s income before tax.
Exclusive purchase right agreement on the equity interest of the VIEs
Pursuant to the purchase option agreement, the WOFEs have the unconditional right to purchase the entire equity interest in, or all the assets of the VIEs at a price equal to the total principal amount of the loan lent by the WOFEs to the shareholders of the VIEs when and if such purchase is permitted by the PRC law or the current shareholders of the VIEs cease to be directors or employees of the VIEs. The term of the exclusive purchase right agreement is perpetual and can be terminated at the discretion of the WOFEs.
Power of attorney
Pursuant to the power of attorney, each of the shareholders of the VIEs have executed an irrevocable power of attorney assigning the WOFEs or individuals designated by the WOFEs as their attorney-in-fact to vote on their behalf on all matters of the VIEs requiring shareholder approval under PRC laws and regulations and the articles of association of VIEs.
The Articles of Incorporation of the VIE state that the major rights of the shareholders include the right to appoint directors, the general manager and other senior management. Therefore, through the irrevocable power of attorney arrangement, the WOFEs have the ability to exercise effective control over the VIEs through shareholder votes and, through such votes, to also control the composition of the board of directors. In addition, the senior management team of the VIEs is the same as that of the WOFEs. The term of the power of attorney is twenty years and will be automatically renewed on the expiration date. The contract can be terminated at the discretion of the WOFEs.
Pledge agreement
Pursuant to the equity pledge agreement between the WOFEs and the shareholders of the VIEs, the shareholders of the VIEs pledged all of their equity interests in the VIEs to the WOFEs to guarantee the VIEs’ performance of its obligations under the exclusive technology consulting and service agreement. If the VIEs breach their contractual obligations under that agreement, the WOFEs, as the pledge, will be entitled to certain rights, including the rights to sell the pledged equity interests. The shareholders of the VIEs agree that, without prior written consent of the WOFEs, they will not transfer, sell, and dispose of or create any encumbrance on their equity interest in the VIEs. The term of the pledge agreement is twenty years and will be automatically renewed on the expiration date, unless the WOFEs inform the VIEs of their intention to terminate the agreement one month prior to the expiration date.

Patrick Gilmore
Securities and Exchange Commission
November 4, 2011

Through these contractual agreements, the WOFEs have the ability to effectively control the VIEs and are also able to receive substantially all the economic benefits of the VIEs.”
Risks in relation to the VIE structure. page F-9
16.	We note your disclosure on page 26 regarding the risk that the PRC government could conclude that the agreements that establish the structure for operating your internet business do not comply with PRC government regulations and therefore you would be required to discontinue or restrict the operations of your various VIEs or restructure your ownership structure or operations. Please tell us how you considered including footnote disclosure of this risk and the impact such actions may have on your ability to consolidate your subsidiaries and affiliates. See ASC 810-10-50-2AA.
Response: In response to the Staff’s comment, the Company respectfully advises the Staff that as opined by its PRC legal counsel, the ownership structures of our affiliated entities and wholly owned subsidiary in China are in compliance with existing PRC laws and regulations. In addition, the contractual arrangements among its wholly owned subsidiary in China, its consolidated affiliated entities, and the ultimate owners of its affiliated entities are valid, binding and enforceable under, and will not result in any violation of, PRC laws or regulations currently in effect.
In response to the Staff’s comments, the Company will expand the disclosures in its future fillings in the notes to the financial statements on page F-9 to include risks associated with the consolidation of the VIEs as well as risks associated with activities of the VIEs that may violate PRC rules and regulations as follows:
“The Company’s ability to control the VIEs also depends on the power of attorney the WOFEs have to vote on all matters requiring shareholder approval in the VIEs. As noted above, the Company believes this power of attorney is legally enforceable but may not be as effective as direct equity ownership.
In addition, if the legal structure and contractual arrangements were found to be in violation of any existing PRC laws and regulations, the regulatory authorities may exercise their discretion and
•	revoke the business and operating licenses of our PRC subsidiaries or consolidated affiliated entities;

•	restrict the rights to collect revenues from any of our PRC subsidiaries;

•	discontinue or restrict the operations of any related-party transactions among our PRC subsidiaries or consolidated affiliated entities;

•	require our PRC subsidiaries or consolidated affiliated entities to restructure the relevant ownership structure or operations;

•	take other regulatory or enforcement actions, including levying fines that could be harmful to our business; or

•	impose additional conditions or requirements with which we may not be able to comply.

Patrick Gilmore
Securities and Exchange Commission
November 4, 2011

The imposition of any of these penalties may result in a material adverse effect on the Company’s ability to conduct its business. In addition, if the imposition of any of these penalties causes the Company to lose the rights to direct the activities of the VIEs and their subsidiaries or the right to receive their economic benefits, the Company would no longer be able to consolidate the VIEs. The Company does not believe that any penalties imposed or actions taken by the PRC Government would result in the liquidation of the Company, its subsidiaries, or the VIEs.”
Note 2 — Summary of Significant Accounting Policies
Concentrations of credit risk. page F-19
17.	We note that you do not maintain an allowance on your accounts receivable — margin accounts as of December 31, 2010. Please provide a more detailed description of your policy with respect to these accounts including how you determined that no allowance was necessary.
Response: In response to the Staff’s comment, the accounts receivable-margin accounts was collateralized by the securities the margin client purchased. As for margin client, the Company has strict policy to control the collectability risk of the accounts receivable:
• Most margin clients are long-term relationship with the Company or specified clients with good credit history. These margin clients generally can obtain credits for the margin accounts after the Company evaluate the client’s financial position. Each stock has its maximum margin ratio (“MR”) which is determined by the Company with reference to the MR within certain reputable commercial banks in Hong Kong such as Standard Chartered Bank and Bank of East Asia.
• The Credit Control Committee (“CCC”) of the Company will assign a credit line to selected clients. Credit line is the maximum loan facility granted to margin client, which is set after taking into account of both current and potential credit risks. For margin clients without credit line, the maximum loan amount is the market value of the shares they are going to buy multiplied by the respective MR. For both types of margin clients mentioned above, they need to pledge shares purchased until the margin loans are repaid. For example, if a margin client plans to buy $100 share A, the Company will check the MR of share A and the margin client’s credit limit. Assuming the MR of Share A is 60%, (1) if the margin client has no credit line, the maximum margin loan would be to $100*60%=$60. The margin client without credit line needs to deposit $40 in his/her trading account in order to buy the $100 Share A. The purchased Share A is pledged until the client repays the $60 margin loan; (2) if the margin client has a credit limit of $80, maximum margin loan would be $80. The margin client needs to deposit $20 in his/her trading account in order to buy the $100 share A. The purchased Share A is pledged until the client repays the $80 margin loan;
• Every day the Company generates a “Margin Call Report” to calculate the market value of margin loan of each client based on their collateralized shares. If the market value of the share purchased was dropped, the margin client would be then required to deposit additional funds into Company’s trading account to pay off for the shortfall of the margin loan. The margin loan ratio (i.e. outstanding loan amount / market value) (“MLR”) should be not more than 80%. If the MLR is higher than 80%, margin loan needs to be repaid by margin client in order to make the MLR at least equal to 80%. Special approval from the CCC of the Company is required for non-repayment of margin loan from the margin clients with MLR over 80%. If the margin clients fail to deposit additional funds into Company’s trading account within the contractual period, their portfolios would be liquidated up to the extent where the MLR is less than 80%.

Patrick Gilmore
Securities and Exchange Commission
November 4, 2011

• In general, the CCC should assess the creditability of the margin clients based on client’s profile, track record, credit and repayment history, value and liquidity collateral to grant the approval for extending mandatory liquidation.
• The turnover days of the margin loans are less than 3 month. Most of account receivable-margin client would be collected upon the margin clients sold out their shares.
Based on the strict policies above and the market value of the collateralized shares were higher than the accounts receivable as of December 31, 2010, there was no allowance for doubtful accounts provided.
Note 13 — Stock Options and Non-vested shares
2004 Stock incentive plan. page F-32
18.	We note your disclosure on page F-33 that you use the simplified method to estimate the expected life. Considering the passage of time since your initial public offering, clarify for us why you continue to believe that it is appropriate to use the simplified method rather than using historical information. Also. tell us when management expects that sufficient historical information will be available. Refer to Question 6 of SAB Topic 14.D.2. As part of your response, please tell us how you considered the disclosure requirements in Question 6 of SAB Topic 14.D.2.
Response: The Company respectfully advises the Staff that the Company had continued to use the simplified method in 2010. Considering the Company’s historical exercise data over the past seven years since its initial public offering, the Company will commence to use historical information to estimate the expected option life in 2011. The share-based compensation expenses for the year ended December 31, 2010 calculated based on the historical information are approximately US$27,000 higher than the result calculated based on simplified method.
Note 14 — Income Taxes. page F-37
19.	Please tell us how you considered separately disclosing income before income tax expense for domestic and foreign operations. See Rule 4-08(h) of Regulation S-X.
Response: In response to the Staff’s comment, as no business operation was carried out in countries outside mainland China and Hong Kong, there was no income before income tax expense for foreign operations. The Company respectfully advises the Staff that all of income before income tax expenses was generated from the Company’s operations conducted within the mainland China and Hong Kong.

Patrick Gilmore
Securities and Exchange Commission
November 4, 2011

20.	We note your disclosure on page F-39 that the aggregate undistributed earnings of your PRC subsidiaries are considered to be indefinitely reinvested. Please tell us and include disclosure in future filings of the cumulative amount of your undistributed earnings and unrecognized deferred tax liability. See ASC 740-30-50-2(b).
Response: In response to the Staff’s comment, the Company will expand the disclosures in the notes to the financial statements on page F-39 in future fillings as follows:
“Since the Group’s subsidiaries located in the PRC had aggregate accumulated losses of US$6,036,036 and US$2,342,523 as of December 31, 2009 and 2010, respectively, no income tax provision has been made for the Chinese dividend withholding taxes.
Aggregate undistributed earnings of the Company’s VIEs and its VIEs’ subsidiaries located in the PRC that are available for distribution to the Company of approximately US$17,262,762 at December 31, 2010. Under U.S. GAAP, a deferred tax liability should be recorded for taxable temporary differences attributable to the excess of financial reporting amounts over tax basis amounts, including those differences attributable to a more than 50% interest in a domestic subsidiary. However, recognition is not required in situations where the tax law provides a means by which the reported amount of that investment can be recovered tax-free and the enterprise expects that it will ultimately use that means. The Company has not recorded any such deferred tax liability attributable to the undistributed earnings of its financial interest in VIEs because it believes such excess earnings can be distributed in a manner that would not be subject to income tax.”
Exhibit 12.1 and 12.2
21.	We note that your certifications were not filed in the exact form as outlined in the Instructions as to Exhibits in Form 20-F including the omission of the introductory language in paragraph 4 referencing internal control over financial reporting and the omission of paragraph 4(b). Please amend your annual report to file certifications in the exact form as outlined in the Instructions as to Exhibits in Form 20-F. Note that you may file an abbreviated amendment that consists of cover page, explanatory note, signature page and the certification.
Response: The Company respectfully advises the Staff that paragraph 4 of both certifications in Exhibits 12.1 and 12.2 will be revised and replaced with the following:
“The Company’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the Company and have:
(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

Patrick Gilmore
Securities and Exchange Commission
November 4, 2011

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
(c) Evaluated the effectiveness of the Company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
(d) Disclosed in this report any change in the Company’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company’s internal control over financial reporting.
In providing the above responses to the Staff’s comment, we acknowledge the following:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely, China Finance Online Co. Limited
/s/ Jeff Wang
Name:	Jeff Wang
Title:	Chief Financial Officer